4imprint Group plc

02060683

02 DEC 18 AM 11:10

9 December 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

SUPPL

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
09.12.02	LSE Notification – Mr Richard Craig Alan Slater Mr Richard Allen Nelson SAYE Grant

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

Craig Slater
Finance Director

4imprint, Park 17, Moss Lane, Whitefield M45 8FJ
Tel: 0161 272 4000 Fax: 0161 272 4001 e-mail: hq@4imprint.co.uk website: www.4imprint.co.uk
Registered Office: 4imprint, Park 17, Moss Lane, Whitefield M45 8FJ Registered Number: 00177991

Dealings by Directors

London STOCK EXCHANGE

AVS No 670752

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements

All relevant boxes should be completed in typed block capital letters.

1. Name of Company 4imprint Group plc	**2.** Name of Director Richard Allen Nelson
3. Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest For the Director	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)
5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)	**6.** Please state the nature of the transaction and the nature and extent of the directors interest in the transaction SAYE Grant.

7. Number of shares/amount of stock acquired	**8.** Percentage of issued Class	**9.** Number of shares/amount of stock disposed	**10.** Percentage of issued Class

11. Class of security	**12.** Price per share	**13.** Date of transaction	**14.** Date company informed

15. Total holding following this notification	**16.** Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant 1st November 2002 SAYE Scheme	**18.** Period during which or date on which exercisable 1 March 2005 to 31 March 2005
19. Total amount paid (if any) for grant of the option Nil	**20.** Description of shares or debentures involved: class, number 6,939 38 6/13p Ordinary Shares
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise $0.84.	**22.** Total number of shares or debentures over which options held following this notification 865,148

23. Any additional information	**24.** Name of contact and telephone number for queries TIM HALLAM 0161 272 4027
25. Name and signature of authorised company official responsible for making this notification T.D Hallam TIM HALLAM Date of notification 9th Dec ~~18~~ 2002	

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 071-588 6057, 071-334 8964/8965/8966

Continuing obligations: 071-797 1639/3850

ID: 8.4623

Dealings by Directors

London STOCK EXCHANGE

AVS No: 274217

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements

All relevant boxes should be completed in typed block capital letters.

1. Name of Company: 4imprint Group plc

2. Name of Director: Richard Craig Alan Slater

3. Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest: For the Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction and the nature and extent of the directors interest in the transaction: SAYE Grant

7. Number of shares/amount of stock acquired

8. Percentage of issued Class

9. Number of shares/amount of stock disposed

10. Percentage of issued Class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant: 1st November 2002 SAYE Scheme

18. Period during which or date on which exercisable: 1 January 2006 to 30 June 2006

19. Total amount paid (if any) for grant of the option: ~~£0.589~~ Nil

20. Description of shares or debentures involved: class, number: 17,664 38 6/13p ordinary shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: £0.535

22. Total number of shares or debentures over which options held following this notification: 17,664

23. Any additional information

24. Name of contact and telephone number for queries: TIM HALLAM 0161 272 4027

25. Name and signature of authorised company official responsible for making this notification: T.D Hallam TIM HALLAM

Date of notification: 9th Dec 2002

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 071-588 6057, 071-334 8964/8965/8966

Continuing obligations: 071-797 1639/3850

ID: 8.4623